Exhibit 12.1
MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2017

	2013	2014	2015	2016	2017
	---------------------------------------------Millions of Dollars---------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$(843)	$(612)	$(78)	$(152)	$(3,120)
Interest expense, net of amounts capitalized	37	45	7	74	42
Interest component of rental expense	3	4	2	1	1
AFUDC - Debt funds	49	44	44	44	24
Earnings as defined	$(754)	$(519)	$(25)	$(33)	$(3,053)

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$67	$68	$67	$77	$78
Interest on affiliated loans	—	1	3	13	7
Interest on interim obligations	—	—	—	1	—
Amortization of debt discount, premium and expense, net	1	1	1	1	2
Other interest charges	23	44	2	31	(16)
Interest component of rental expense	3	4	2	1	1
Fixed charges as defined	$94	$118	$75	$124	$72
RATIO OF EARNINGS TO FIXED CHARGES(*)	N/A	N/A	N/A	N/A	N/A

Deficiency of Earnings to Cover Fixed Charges	$848	$637	$100	$157	$3,125

(*)	As a result of losses incurred on the Kemper County Integrated Coal Gasification Combined Cycle Project, earnings before income taxes were negative for the years 2013 through 2017.